UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 12, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **LISTING OF NEW FINANCIAL INSTRUMENTS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

12 October 2012

LISTING OF NEW FINANCIAL INSTRUMENTS

The JSE Limited has granted AGA the listing of its ANG01 Senior Unsecured Fixed Rate Notes and ANG02 Senior Unsecured Floating Rate Notes under its ZAR10 billion Domestic Medium Term Note Programme dated 29 June 2012.

Instrument Type	Senior Floating and Fixed Rate Notes
Total Notes in Issue:	R0.00 excluding this issuance of Notes

Instrument Code:	ANG01
Issue Date:	12 October 2012
Nominal Issued:	R300,000,000
Issue Price:	100%
Interest Rate:	5.365%
Interest Commencement Date:	12 October 2012
Last Day to Register:	8 January 2013
Books Close:	9 January 2013
Interest Payment Date:	14 January 2013
Final Redemption Date:	14 January 2013
ISIN No:	ZAG000100405
Business Day Convention:	Following Business Day

Instrument Code:	ANG02
Issue Date:	12 October 2012
Nominal Issued:	R700,000,000
Issue Price:	100%
Interest Rate:	5.815% (3 month Jibar as at 10 October 2012 of 5.075% plus 74bps)
Interest Commencement Date:	12 October 2012
Last Day to Register:	By 17h00 on 4 January 2013, 5 April 2013, 5 July 2013 and 4 October 2013
Books Close:	7 January 2013, 7 April 2013, 7 July 2013 and 6 October 2013
Interest Payment Date:	12 January 2013, 12 April 2013, 12 July 2013 and the Final Redemption Date
Final Redemption Date:	11 October 2013
ISIN No:	ZAG000100413
Business Day Convention:	Following Business Day

The Notes will be immobilised in the Central Depository ("CSD") and settlement will take place electronically in terms of JSE Rules.

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

ENDS

Contacts

Media
Alan Fine   +27 83 250 0757
Stewart Bailey   +1 646 338 4337 / +27 83 253 2021
General: +27 11 637 6031

Investors
investors@anglogoldashanti.com
Stewart Bailey (US & SA)   +1 646 338 4337 / +27 83 253 2021
Sabrina Brockman (US & Canada)   +1 (212) 858 7702 / +1 646 379 2555
Mike Bedford (UK & Europe)   +44 779 497 7881 / +44 1225 93 8483

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company's prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 12, 2012

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary